SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


[x]      Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

         For the fiscal year ended December 31, 2001

                                       or

[  ]     Transition report pursuant to Section 15(d) of the Securities Exchange
            Act of 1934

         For the transition period from ________ to _________.



                             Commission File Number
                                     1-10360



                   CRIIMI MAE Management, Inc. Retirement Plan
                            (Full title of the plan)



                                 CRIIMI MAE INC.
                              11200 Rockville Pike
                            Rockville, Maryland 20852
                            Telephone (301) 816-2300
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

                  CRIIMI MAE MANAGEMENT, INC. RETIREMENT PLAN
                               INDEX TO FORM 11-K

Financial Statements as of December 31, 2001 and 2000
   Together with Report of Independent Public Accountants.....................3

Signature....................................................................13

EXHIBIT

99.0 Letter to Securities and Exchange Commission from CRIIMI MAE Management, Inc. dated May 14, 2002 regarding representations received from Arthur Andersen LLP in performing the audit of the December 31, 2001 financial statements (filed herewith).

CRIIMI MAE Management, Inc.
Retirement Plan

Financial statements
As of December 31, 2001 and 2000
Together with auditors' report

Report of independent public accountants


To the Trustees and the Participants of the CRIIMI MAE Management, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the CRIIMI MAE Management, Inc. Retirement Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Arthur Andersen LLP
Vienna, Virginia
May 10, 2002

CRIIMI MAE Management, Inc.
Retirement Plan


Table of contents

Statements of net assets available for benefits

  As of December 31, 2001 and 2000......................................................6

Statements of changes in net assets available for benefits

  For the years ended December 31, 2001 and 2000........................................7

Notes to financial statements

  December 31, 2001 and 2000............................................................8

Schedule of assets (held at end of year)

  As of December 31, 2001..............................................................12

Schedules omitted because there were no such items

  As of and for the year ended December 31, 2001:
    Leases in default or classified as uncollectible
    Nonexempt transactions
    Reportable transactions
    Loans or fixed income obligations in default or classified as uncollectible
    Investment assets both acquired and disposed of within the plan year

CRIIMI MAE Management, Inc.
Retirement Plan


Statements of net assets available for benefits
As of December 31, 2001 and 2000


                                                      2001             2000
                                                  ------------     ------------
Investments                                       $  2,902,694     $  2,843,954
Participant loans                                       64,660           46,016
Contributions receivable                                23,222           20,248
                                                  ------------     ------------
Net assets available for benefits                 $  2,990,576     $  2,910,218
                                                  ============     ============



        The accompanying notes are an integral part of these statements.

CRIIMI MAE Management, Inc.
Retirement Plan


Statements of changes in net assets available for benefits
For the years ended December 31, 2001 and 2000

                                                             2001               2000
                                                        --------------     --------------
Additions:
   Contributions                                        $      851,299     $      614,251
   Dividend income                                              30,513            246,377
   Interest on participant loans                                 4,827              3,231
                                                        --------------     --------------
Total additions                                                886,639            863,859
                                                        --------------     --------------
Deductions:
   Benefit payments                                            137,869            265,430
   Realized/unrealized losses                                  668,412            734,391
                                                        --------------     --------------
Total deductions                                               806,281            999,821
                                                        --------------     --------------
Net increase (decrease) in net assets
   available for benefits                                       80,358           (135,962)

Net assets available for benefits, beginning of year         2,910,218          3,046,180
                                                        --------------     --------------
Net assets available for benefits, end of year          $    2,990,576     $    2,910,218
                                                        ==============     ==============


        The accompanying notes are an integral part of these statements.

CRIIMI MAE Management, Inc.
Retirement Plan


Notes to financial statements
December 31, 2001 and 2000



1. Description of the Plan:
---------------------------

CRIIMI MAE Management, Inc. Retirement Plan (the Plan) is a defined contribution plan as described in Internal Revenue Code (IRC) Section 401(a). The Plan, effective July 1, 1995, covers employees of CRIIMI MAE Management, Inc. (the Company) and CRIIMI MAE Services Limited Partnership (CMSLP), an affiliate of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete description of the Plan's provisions. An employee is eligible to participate in the Plan upon attainment of age 21.

The Plan provides benefits upon the occurrence of death, retirement, age 59 1/2, disability, or termination of employment. Additionally, there is a provision in the Plan for distribution to participants who apply for benefits on account of "hardship," as that term is described in the IRC, Treasury Regulations, and the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company serves as Plan administrator.

Contributions
-------------

Eligible employees may contribute an amount up to 15 percent of compensation, as defined by the Plan, subject to certain limitations under the IRC. Employer matching contributions are discretionary. For the year ended December 31, 2001, the Company provided a matching contribution equal to 50 percent of each participant's contribution up to a maximum of 5 percent of base salary. Participants are eligible for employer matching contributions when credited with one hour of service in the plan year. For the year ended December 31, 2000, the Company elected not to make matching employer contributions.

Participant accounts
--------------------

Each participant's account is credited with his or her own contribution, the employer matching contribution, and an allocation of plan earnings. Allocations are based on the current value of the participant's account balance as specified in the Plan. The benefit to which a participant is entitled is the benefit that can be provided by the participant's account.

Vesting
-------

Participants are immediately vested in their elective contributions and rollover accounts, and the earnings thereon. The Plan was amended on January 1, 2001, to allow vesting in employer contributions based on a five-year graded schedule. Participants are 20 percent vested for each year of service until 100 percent is vested after five or more years of service.

Forfeited accounts
------------------

As of December 31, 2001, forfeited nonvested accounts totaled $2,824. These amounts were used to reduce the December 31, 2001 employer contribution.

Plan termination
----------------

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event that the decision to discontinue the Plan results in the
termination  of  the  plan,  all  amounts   credited  to  participant   accounts
immediately become 100% vested. The net assets of the Plan will be distributed by the trustee in accordance with the trust agreement in a uniform and nondiscriminatory manner.

Significant investments
-----------------------

The fair market values of individual investments that represent 5 percent or more of the Plan's total net assets as of December 31, 2001 and 2000, are as follows:

                                                        2001          2000
                                                     ----------    ----------
Putnam Global Growth Fund                            $  409,817    $  465,784
Putnam Growth & Income Fund                             736,703       670,667
Putnam Investors Fund                                   697,278       704,819
Putnam New Opportunities Fund                           454,540       455,389
Putnam International Growth & Income Fund               229,846       233,741
Putnam Money Market Fund(1)                             176,252       125,027


(1) The fair market value of the Putnam Money Market Fund represented 6 percent and 4 percent of the Plan's total net assets as of December 31, 2001 and 2000, respectively.

Participant loans
-----------------

A participant may borrow the lesser of $50,000 or 50 percent of his or her vested account balance. A loan must be repaid over a period of no more than five years unless it is used to acquire a principal residence, in which case the repayment period may exceed five years. A participant may have only one loan outstanding at a time and is limited to one new loan for a 12 month period. The interest rate is determined by the Plan administrator based on the current prime rate plus 100 basis points and is fixed over the life of the note. The interest rates on participant loans outstanding at December 31, 2001, ranged from 5.75 to
10.5 percent and at December 31, 2000, ranged from 9.0 to 10.5 percent.

Payment of benefits
-------------------

Participants may take regular distributions upon leaving the Company and may qualify for hardship withdrawals while employed by the Company. The Plan will automatically distribute in a lump sum any vested account balance that does not exceed $5,000 for participants no longer employed with the Company.

On termination of service due to death, disability, retirement, or attainment of age 59 1/2, participants may elect to receive their benefits as a lump-sum cash distribution equal to the value of the participant's vested interest in his or her account or through an installment or annuity distribution. Retiring participants with vested account balances in excess of $5,000 may also elect to postpone distribution of benefits until they reach age 70 1/2. Benefits are recorded when paid.

Bankruptcy proceeding
---------------------

The Company, along with a subsidiary (CRIIMI MAE Holdings II, L.P.) and its unconsolidated parent company, CRIIMI MAE Inc. (the Parent), filed for relief under Chapter 11 of the U.S. Bankruptcy Code on October 5, 1998, in the United States Bankruptcy Court for the District of Maryland, Southern Division, in Greenbelt, Maryland (the Bankruptcy Court). On November 22, 2000, the United States Bankruptcy Court for the District of Maryland entered an order confirming the Company's reorganization plan. The Company emerged from Chapter 11 on April 17, 2001.

Administrative expenses
-----------------------

All expenses of maintaining the Plan are paid for by the Company and CMSLP. Such payments amounted to $14,387 and $10,824 in 2001 and 2000, respectively.

2. Significant accounting policies:
-----------------------------------

Accounting method
-----------------

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates
----------------

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investments
-----------

Investments are maintained by Putnam Investments (Putnam), a party-in-interest, under a Trust Agreement Contract (Contract) dated September 1, 1997. The Plan's investments are stated at fair value, which is based on the closing prices of securities or other investments on the valuation date. Unrealized appreciation or depreciation in the value of investments is reflected in the statement of changes in net assets available for benefits; during 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $668,412 and during 2000, depreciated in value by $734,391, as follows:

                                                    2001             2000
                                                ------------     ------------
Shares in Putnam Investments                    $   (621,834)    $   (655,040)

CRIIMI MAE Inc. Common Stock                         (46,578)         (79,351)
                                                ------------     ------------
Total                                           $   (668,412)    $   (734,391)
                                                ============     ============

The Plan provides for various investment options to the participants. All investments within the Plan are participant directed. These investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the risks associated with investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term. The changes in the values of the investment security could materially affect the amounts reported in the statements of net assets available for benefits.

3. Income tax status:
---------------------

The Internal Revenue Service issued a determination letter dated March 25, 1999, stating that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as amended, is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4. Reconciliation to Form 5500
------------------------------

The following tables reconcile the financial statements to the Plan's Form 5500 filed for the plan years ended December 31, 2001 and 2000:

                                               Receivable                    Net assets
                                       ---------------------------   ---------------------------
                                           2001           2000           2001           2000
                                       ------------   ------------   ------------   ------------
Per financial statements               $     23,222   $     20,248   $  2,990,576   $  2,910,218

Timing differences for recording
  cash receipts                             (23,222)       (20,248)       (23,222)       (20,248)
                                       ------------   ------------   ------------   ------------
Per Form 5500                          $         --   $         --   $  2,967,354   $  2,889,970
                                       ============   ============   ============   ============

                                                                     2001            2000
                                                                 ------------    ------------
Contributions received per financial statements                  $    851,299    $    614,251

  Less- Contributions received after year-end relating to
   current year.                                                      (23,222)        (20,248)

  Add- Contributions received in current year relating to
   prior year.                                                         20,248          18,448
                                                                 ------------    ------------
Contributions received per Form 5500                             $    848,325    $    612,451
                                                                 ============    ============

 CRIIMI MAE Management, Inc.
 Retirement Plan


 Schedule of assets (held at end of year)
 As of December 31, 2001

Identity of issuer/description of investment                Cost         Current value
--------------------------------------------            -------------    -------------
Putnam Investments:*
   Putnam Global Growth Fund                            $     626,116    $     409,817
   Putnam Money Market Fund                                   176,252          176,252
   Putnam Growth & Income Fund                                829,652          736,703
   Putnam Income Fund                                         121,689          119,927
   Putnam Investors Fund                                      836,106          697,278
   Putnam New Opportunities Fund                              676,054          454,540
   Putnam International Growth & Income Fund                  288,700          229,846
CRIIMI MAE Inc. Common Stock*                                 299,219           78,331

Participant loans (maturing on various dates,
interest ranging from 5.75 to 10.5 percent)*                   64,660           64,660
                                                        -------------    -------------
Total assets held at end of year                        $   3,918,448    $   2,967,354
                                                        =============    =============



*Represents a party-in-interest.

          The accompanying notes are an integral part of this schedule.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CRIIMI MAE MANAGEMENT, INC. RETIREMENT PLAN

                                    Date:   May 14, 2002


                                    By:/s/ William B. Dockser
                                    ---------------------------
                                    William B. Dockser
                                    Chairman of the Board and
                                    Principal Executive Officer